September 16, 2011

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

100 F. Street, NE

Mail Stop 4561

Washington, DC 20549

Attention: Erin Wilson

Division of Corporation Finance

Re:	Gentiva Health Services, Inc.

Form 10-K for fiscal year ended December 31, 2010

File No. 001-15669

Dear Ms. Wilson:

On behalf of Gentiva Health Services, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated September 15, 2011 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2010. The Company’s response below is numbered to correspond to the numbered paragraph in the Staff’s comment letter. For your convenience, we repeat in bold the Staff’s comment prior to the response.

August 5, 2011 Supplemental Response

Exhibits

1. We reissue our comment from our letter dated August 5, 2011. In this regard, we note that you plan to file “the requested exhibits, schedules and/or attachments.” Please confirm that you will file the referenced agreements in their entirety, as required by Item 601(b)(10) of Regulation S-K, with your next periodic report.

In response to the Staff’s comment and consistent with our telephone conversation with the Staff on September 15, 2011, the Company hereby advises that the Company will file the referenced agreements in their entirety, as required by Item 601(b)(10) of Regulation S-K, with the SEC in conjunction with the filing of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ending September 30, 2011.

In connection with responding to the Staff’s comments, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the matters discussed in this letter, please contact the undersigned at (770) 951-6387. Thank you.

Very truly yours,

/s/ John N. Camperlengo
John N. Camperlengo
Senior Vice President, General Counsel, Chief Compliance Officer and Secretary